PENN VIRGINIA GP HOLDINGS, L.P.
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

November 30, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall

Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-135686) of Penn Virginia GP Holdings, L.P. (the "Registrant")

Ladies and Gentlemen:

       Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on December 1, 2006, at 12:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

       In addition, we represent to the Securities and Exchange Commission ("the Commission") that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

       Please call the undersigned at (610) 687-8900 or Allan D. Reiss of Vinson & Elkins LLP at (212) 237-0018 with any questions regarding this matter.

PENN VIRGINIA GP HOLDINGS, L.P. By: PVG GP, LLC Its general partner
By: /s/ Nancy M. Snyder Name: Nancy M. Snyder
Title: Vice President